Exhibit 99.1

Kenneth Lin and Nelson Duann Joined and Han-Ping Shieh Re-elected to Silicon Motion’s Board of Directors

TAIPEI, Taiwan and MILPITAS, Calif., September 28, 2018 – Silicon Motion Technology Corporation (Nasdaq:SIMO) (“Silicon Motion” or the “Company”) announces that at our annual shareholders meeting on September 26, 2018, the Company expanded its Board of Directors from seven to nine members with the election of Kenneth Kuan-Ming Lin and Nelson S. Duann and re-elected Han-Ping D. Shieh.

“To strengthen our governance capabilities, we have expanded our Board and are pleased to welcome Kenneth and Nelson,” said Wallace Kou, President and CEO of Silicon Motion. “Kenneth is a respected business leader with considerable experience in Taiwan and China and had previously served on our Board. Nelson is our Senior VP of Marketing and OEM Business for our Mobile Storage products and has been an invaluable member of our management team for over 10 years. Additionally, we are delighted that Han-Ping, who has been providing strong technology and engineering leadership to our Board since 2014, has been re-elected.”

Kenneth Kuan-Ming Lin was previously a director on our board between September 2009 and September 2014. Mr. Lin is the Chairman of Premier Capital Management Corp., Ruby Tech Corp. and Taiwan Health Care Association, Chief Executive Officer of SINOCON Industrial Standards Foundation, and Deputy Secretary-General of Cross-Strait CEO Summit. He was previously the Chairman of the Taiwan Venture Capital Association and the Taiwan Private Equity Association and a Board Director of the Straits Economic & Cultural Interchange Association. Mr. Lin has a BS in Electrical Engineering from the National Taiwan University.

Nelson S. Duann became the Company’s Senior Vice President in charge of our marketing and OEM business for mobile storage in July 2015. He joined Silicon Motion in August 2007 as a product marketing director and R&D team leader. Mr. Duann has almost 20 years of experience in the semiconductor industry in product design, development and marketing. Prior to Silicon Motion, he worked for Sun Microsystems Inc., focusing on UltraSPARC microprocessor projects. He has an MS in Communications Engineering from National Chiao Tung University in Taiwan and an MS in Electrical Engineering from Stanford University.

Han-Ping D. Shieh joined our board of directors in 2014. He is a Chair Professor at National Chiao Tung University (NCTU) in Taiwan, a fellow of the Institute of Electrical and Electronics Engineers, The Optical Society and the Society for Information Display and a board member of Young Optics Inc. and Focal Tech. Inc. Mr. Shieh received his PhD in Electrical and Computer Engineering from Carnegie Mellon University in 1987. He joined NCTU as a professor in 1992 and was previously a Research Staff Member at the IBM Thomas J. Watson Research Center. He was previously the Dean of the College of Electrical and Computer Engineering, Senior Vice President at NCTU and Vice Chancellor at the University of Taiwan.

About Silicon Motion:

We are the global leader in supplying NAND flash controllers for solid state storage devices and the merchant leader in supplying SSD controllers. We have the broadest portfolio of controller technologies and our controllers are widely used in embedded storage products such as SSDs and eMMCs, which are found in smartphones, PCs, commercial and industrial applications. We ship over 750 million NAND controllers annually and have shipped over five billion NAND controllers in the last ten years, more than any other company in the world. We also supply specialized high-performance hyperscale data center and industrial SSD solutions. Our customers include most of the NAND flash vendors, storage device module makers, and leading OEMs. For further information on Silicon Motion, visit us at www.siliconmotion.com.

Forward-Looking Statements:

This press release contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “should,” “expect,” “intend,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” “continue,” or the negative of these terms or other comparable terminology. Although such statements are based on our own information and information from other sources we believe to be reliable, you should not place undue reliance on them. These statements involve risks and uncertainties, and actual market trends or our actual results of operations, financial condition or business prospects may differ materially from those expressed or implied in these forward looking statements for a variety of reasons. Potential risks and uncertainties include, but are not limited to the unpredictable volume and timing of customer orders, which are not fixed by contract but vary on a purchase order basis; the loss of one or more key customers or the significant reduction, postponement, rescheduling or cancellation of orders from these customers; general economic conditions or conditions in the semiconductor or consumer electronics markets; decreases in the overall average selling prices of our products; changes in the relative sales mix of our products; changes in our cost of finished goods; the payment, or non-payment, of cash dividends in the future at the discretion of our board of directors and any announced planned increases in such dividends; the effect, if any, on the price of our ADS as a result of the implementation of the announced share repurchase program; changes in our cost of finished goods; the availability, pricing, and timeliness of delivery of other components and raw materials used in our customers’ products; our customers’ sales outlook, purchasing patterns, and inventory adjustments based on consumer demands and general economic conditions; any potential impairment charges related to businesses previously acquired or divested in the future; our ability to successfully develop, introduce, and sell new or enhanced products in a timely manner; and the timing of new product announcements or introductions by us or by our competitors. For additional discussion of these risks and uncertainties and other factors, please see the documents we file from time to time with the Securities and Exchange Commission, including our Annual Report on Form 20-F filed on April 30, 2018. We assume no obligation to update any forward-looking statements, which apply only as of the date of this press release.

Investor Contact:	Investor Contact:
Jason Tsai	Selina Hsieh
Senior Director of IR and Strategy	Investor Relations
E-mail: jtsai@siliconmotion.com	E-mail: ir@siliconmotion.com

Media Contact:
Sara Hsu
Project Manager
E-mail: sara.hsu@siliconmotion.com

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